

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 24, 2013

Via E-mail
Guy Bernstein
Chief Executive Officer
Magic Software Enterprises Ltd.
5 Haplada Street
Or Yehuda 60218
Israel

> **Re: Magic Software Enterprises Ltd.**
> **Amendment No. 1 to Registration Statement on Form F-3**
> **Filed December 19, 2013**
> **File No. 333-192241**

Dear Mr. Bernstein:

We have limited our review of your registration statement to those issues we have addressed in our comment.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Exhibit 5.1

1.   With respect to the paragraph number 5, please obtain and file a revised opinion, which opines that the units will constitute valid and binding obligations of the company, or obtain an opinion that otherwise conforms with the requirements of paragraph (b)(5) of Item 601 of Regulation S-K. For guidance, see Section IIB(1) (h) of Staff Legal Bulletin No. 19.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please contact Ji Kim at (202) 551-3579 or in her absence, me at (202) 551-3462 with any questions.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief—Legal

cc: Via E-Mail
Steven J. Glusband, Esq.
Carter Ledyard & Millburn LLP